UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

-------------------------------------------
                                           )
In re                                      )       Chapter 11
                                           )
Petroleum Geo-Services ASA,                )       Case No. 03-14786 (BRL)
                                           )
                           Debtor.         )
                                           )
-------------------------------------------


                         MONTHLY OPERATING STATEMENT FOR
                   THE PERIOD JULY 29, 2003 TO AUGUST 31, 2003
                   -------------------------------------------

DEBTOR'S ADDRESS:
-----------------
STRANDVEIEN 4
N-1366 LYSAKER, NORWAY


                                                 MONTHLY DISBURSEMENTS: $445,842
                                                                        --------


DEBTOR'S ATTORNEY:
------------------
WILLKIE FARR & GALLAGHER LLP
787 SEVENTH AVENUE
NEW YORK, NY 10019-6099


                                  MONTHLY OPERATING PROFIT (LOSS): ($12,100,000)
                                                                   -------------

REPORT PREPARER:


THIS OPERATING STATEMENT MUST BE SIGNED BY A REPRESENTATIVE OF THE DEBTOR

         The undersigned, having reviewed the attached report and being familiar with the Debtor's financial affairs, verifies under the penalty of perjury, that the information contained therein is complete, accurate and truthful to the best of my knowledge.


DATE:  September 15, 2003          /s/Sam R. Morrow
     --------------------          ---------------------------------------------
                                   SIGNATURE AND TITLE
                                   Sam R. Morrow
                                   Senior Vice-President - Finance and Treasurer

Indicate if this is an amended statement by checking here.

                                                         AMENDED STATEMENT: ____

               PETROLEUM GEO-SERVICES ASA - CASE NO. 03-14786(BRL)
                             (DEBTOR IN POSSESSION)
             BALANCE SHEETS AS OF JULY 28, 2003 AND AUGUST 31, 2003
                                    UNAUDITED

(In thousands of dollars)                                                     July 28, 2003     August 31, 2003
----------------------------------------------------------------------------------------------------------------
 ASSETS
 Cash and cash equivalents                                                      $   16,372   $   16,484
 Accounts receivable, net                                                            1,794        1,501
 Other current assets                                                                4,977        2,611
 Current receivables from subsidiaries (Note 6)                                      2,972        3,810
----------------------------------------------------------------------------------------------------------------
       Total current assets                                                         26,115       24,406
 Long-term receivables from subsidiaries (Note 6)                                1,888,889    1,893,766
 Investment in subsidiaries                                                        749,209      749,214
 Property and equipment/licenses, net                                                4,914        4,835
 Other long-term assets, net                                                         3,678        3,676
 Other long-term assets  (Note 5)                                                    8,275         --
----------------------------------------------------------------------------------------------------------------
       TOTAL ASSETS                                                             $2,681,080   $2,675,897
================================================================================================================

================================================================================================================
 LIABILITIES AND SHAREHOLDERS' EQUITY
 Prepetition income taxes payable                                                      195          195
 Prepetition liabilities                                                             8,233        8,452
 Postpetition liabilities                                                             --          1,795
 Senior debt, subject to compromise  (Note 3)                                    2,136,104    2,140,000
 Junior subordinated debt securities, subject to compromise (Note 4)                  --        155,202
----------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                 2,144,532    2,305,644
 Long-term liabilities to subsidiaries (Note 6)                                     82,181       82,207
 Other long-term liabilities                                                           393          393
----------------------------------------------------------------------------------------------------------------
       Total liabilities                                                         2,227,106    2,388,244
----------------------------------------------------------------------------------------------------------------
 Guaranteed preferred beneficial interest in PGS junior subordinated debt
       securities, subject to compromise (Note 4)                                  154,221         --
 Common stock, par value NOK 5; issued & outstanding 103,345,987 shares at
       July 29, 2003 and August 31, 2003                                            71,089       71,089
 Retained earnings and other equity                                                228,664      216,564
----------------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                                  299,753      287,653
----------------------------------------------------------------------------------------------------------------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               $2,681,080   $2,675,897
================================================================================================================

           The accompanying notes are an integral part of these balance sheets.

               PETROLEUM GEO-SERVICES ASA - CASE NO. 03-14786(BRL)
                             (DEBTOR IN POSSESSION)
                             STATEMENT OF OPERATIONS
                   FROM JULY 29, 2003 THROUGH AUGUST 31, 2003
                                    UNAUDITED

(In thousands of dollars)
================================================================================================
Revenue                                                                                  $   --
------------------------------------------------------------------------------------------------
Cost and expenses:
    Selling, operating and general administration                                         1,175
    Reorganization items:
      Write off of deferred debt issuance costs (Note 5)                      8,275
      Write off of original issue debt discounts (Notes 3 and 4)              4,877
      Professional fees                                                       1,535      14,687
Depreciation and amortization                                                                78
------------------------------------------------------------------------------------------------
    Total costs and expenses                                                             15,940
------------------------------------------------------------------------------------------------
Operating (loss)                                                                        (15,940)
Financial expense, net                                                                      (12)
Interest income from subsidiaries                                                         5,766
Foreign exchange loss and other finance expense                                          (1,926)
Interest earned on accumulated cash resulting from Chapter 11 proceeding                     12
------------------------------------------------------------------------------------------------
(Loss) before income taxes                                                              (12,100)
Provision (benefit) for income taxes                                                       --
------------------------------------------------------------------------------------------------
      NET (LOSS)                                                                       $(12,100)
=================================================================================================

    The accompanying notes are an integral part of this financial statement.

               PETROLEUM GEO-SERVICES ASA - CASE NO. 03-14786(BRL)
                              (DEBTOR IN POSSESION)
                             STATEMENT OF CASH FLOW
                   FROM JULY 29, 2003 THROUGH AUGUST 31, 2003
                                    UNAUDITED

(In thousands of dollars)
========================================================================================================
 CASH FLOWS FROM OPERATING ACTIVITIES:
       Net (loss)                                                                           $   (12,100)
       Adjustments to reconcile net (loss) to net cash provided by operating activities:
            Depreciation and amortization charged to expense                                        78
            Non-cash write off of deferred debt costs and issue discounts                       13,152
            Working capital changes and other items                                              4,669
--------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                                 5,799
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
            Increased receivables/liabilities from/to subsidiaries, net                         (5,687)
-------------------------------------------------------------------------------------------------------
       Net cash (used in) investing activities                                                  (5,687)
-------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES:                                                             --
-------------------------------------------------------------------------------------------------------
       Net cash (used) provided by financing activities                                            --
-------------------------------------------------------------------------------------------------------
       Effect of exchange rate changes in cash and cash equivalents                                --
       Net increase in cash and cash equivalents                                                   112
       Cash and cash equivalents at beginning of period                                         16,372
-------------------------------------------------------------------------------------------------------
 CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                  $  16,484
=======================================================================================================

    The accompanying notes are an integral part of this financial statement.

               PETROLEUM GEO-SERVICES ASA - CASE NO. 03-14786(BRL)
                             (DEBTOR IN POSSESSION)
                          NOTES TO FINANCIAL STATEMENTS
                   FROM JULY 29, 2003 THROUGH AUGUST 31, 2003

1.   BASIS OF PRESENTATION

     The financial statements of Petroleum Geo-Services ASA ("PGS ASA" or the "Company"), a Norwegian limited liability company, are unaudited and have been prepared using standards consistent with generally accepted accounting principles in the United States for interim, stand alone financial statements. Accordingly, they do not include all of the information, eliminations and footnotes required by generally accepted accounting principles in the United States for complete financial statements. The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments, except as noted elsewhere in the notes to financial statements), which, in the opinion of management, are necessary for a fair presentation of the results for interim periods.

REPORTING FORMAT

     These financial statements are prepared for the sole purpose of meeting the Operational Guidelines with respect to debtor in possession companies as required by the Office of the United States Trustee.

FINANCIAL STATEMENT PRESENTATION

     These financial statements have been prepared in accordance with AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," ("SOP 90-7") and on a going concern basis which contemplates continuity of operations, realization of assets and liquidation of liabilities in ordinary course of business. In accordance with SOP 90-7, the financial statements for the period presented distinguish transactions and events that are directly associated with the Reorganization Case, defined below, from the ongoing operations of the Company. The presented assets and liabilities do not give effect to any adjustments that might occur upon consummation of the Plan, defined below, once confirmed by the Bankruptcy Court, defined below.

     Senior debt and junior subordinated debt securities, both subject to compromise, and general unsecured liabilities are recorded at face amounts, which are expected to be allowed by the Bankruptcy Court, and are subject to future adjustments. Adjustments to these amounts could result from negotiations, actions of the Bankruptcy Court, further developments with respect to disputed claims (if any), rejection of executory contracts, proofs of claim, implementation of the Plan, or other events.

2.   REORGANIZATION

     On July 29, 2003, the Company voluntarily filed a petition for protection under Chapter 11 of the United States Bankruptcy Code (the "Code") in the US Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") and submitted a Plan of Reorganization (as subsequently amended, the "Plan") and a Disclosure Statement (the "Reorganization Case"). The Disclosure Statement includes, among other things, background information regarding the Company and the circumstances giving rise to its Chapter 11 filing, a detailed description of the terms and conditions of the Plan (including the treatment proposed for holders of claims and interests) and relevant valuation analyses and projections.

     In a September 10, 2003 hearing in the Bankruptcy Court, the proposed Disclosure Statement for the Company's Plan was approved. A hearing to consider confirmation of the Plan is scheduled for October 21, 2003.

     The Plan which is supported by the Creditors' Committee would reduce outstanding debt and preferred securities obligations from approximately $2.5 billion to approximately $1.3 billion through a conversion of existing bank and bond debt and preferred securities obligations into new debt and a majority of post-restructuring equity. This Plan is also supported by the holders of a majority of the Company's bank and senior bond debt, certain holders of the Company's trust preferred securities and certain significant shareholders.

     Under the terms of the Plan, the senior unsecured creditors holding the Company's $680 million of bank debt and the Company's $1,460 million of bonds will be entitled to select between two alternative recovery packages: Package A consisting of a senior unsecured term loan facility ($475 million with 8-years maturity, interest at LIBOR +1.15%, with $35 million annual repayment in semi-annual installments and a final $230 million repayment at maturity); and Package B consisting of a combination of senior unsecured notes ($350 million of 7-year 10% notes and $250 million of 3-year 8% notes) and 91% of PGS ASA's post-restructuring equity, to be reduced to 61% after PGS ASA's existing shareholders acquire 30% of the total post-restructuring shares for $85 million (PGS ASA will not receive any of this $85 million in proceeds). The Plan includes a mechanism for adjusting the debt amounts of Package A and Package B for under/over subscription.

     Holders of PGS ASA's trust preferred securities will receive 5% of PGS ASA's post-restructuring shares through a conversion of the claims of the trust preferred shares into ordinary shares.

     Creditors other than the affected creditors described above would not be impaired by the Plan and would retain their existing claims on completion of the Reorganization Case. Unimpaired creditors include PGS ASA and subsidiaries trade obligations, Olso Seismic Services Ltd. 8.28% secured mortgage notes, and capital and operating lease and UK financial lease obligations.

     Existing shareholders will be given 4% of PGS ASA's post-restructuring shares and the right to acquire shares equal to 30% of the post-restructuring equity for $85 million. The acquisition of the 30% of post-restructuring shares will be underwritten by three of PGS ASA's major shareholders: Umoe Invest AS ($60 million), Compagnie Generale de Geophysique ($22 million) and TS Industri Invest AS ($3 million). These underwriting shareholders will receive the right to acquire a quarter of the 30% share acquisition in consideration for the underwriting. PGS ASA's existing shareholders (including these underwriting shareholders) will have the right to acquire their pro-rata share of the remaining three quarters of the 30% share acquisition.

     The Company would retain $50 million of cash in the business on completion of the Reorganization Case, and would have the right to establish up to $70 million in a secured working capital facility and a secured $40 million bonding facility. Both recovery packages would be entitled to cash in excess of $50 million at the earlier of October 31, 2003 or the time of consummation of the Plan, as well as a make whole payment to reflect interest forgone if the restructuring is completed after October 31, 2003.

     PGS ASA anticipates the following timetable for completion of the Reorganization Case:

     OCTOBER 14, 2003: Creditor voting deadline.

     OCTOBER 16, 2003: Extraordinary General Meeting of PGS ASA for shareholder approval of the Plan and various matters to implement the Plan.

     OCTOBER 21, 2003: Confirmation Hearing at the Bankruptcy Court.

     OCTOBER 22 TO NOVEMBER 5, 2003: Offer period for the offering of new PGS ASA shares for purchase by existing PGS ASA shareholders.

     NOVEMBER 5, 2003: Anticipated date for consummation of the Plan.

     NOVEMBER 6, 2003: Anticipated date of registration of the new PGS ASA shares to existing shareholders pursuant to the Plan on subscribing shareholders' accounts.

     The Company believes that the offering of shares for purchase by its existing shareholders will qualify for an exemption from registration under the Securities Act of 1933 pursuant to section 1145 of the Code. If approval has not been obtained under section 1145, the offering will have to be made on a registered basis, implying that the offer period (both start date and end date) and the settlement of the offering will be delayed.

3.   SENIOR DEBT, SUBJECT TO COMPROMISE

     Senior debt, subject to compromise consists of the following:

                                                         July 28, 2003          August 31, 2003
                                                         -------------          ---------------
                                                           (In thousands of dollars)
   6 1/4% Senior Notes, Due 2003                              $249,945                 $250,000

   7 1/2% Senior Notes, Due 2007                               358,876                  360,000

   6 5/8% Senior Notes, Due 2008                               199,719                  200,000

   7 1/8% Senior Notes, Due 2028                               449,275                  450,000

   8.15% Senior Notes, Due 2029                                198,289                  200,000

   $430 Million Revolving Credit Facility, Due 2003            430,000                  430,000

   $250 Million Amended And Restated
   Credit Facility, Due 2003                                   250,000                  250,000
                                                               -------                  -------

                                                            $2,136,104               $2,140,000
                                                            ==========               ==========

     The difference in the debt balances between July 28, 2003 and August 31, 2003 reflects the write-off of original issue debt discounts amounting to $3,896,000 pursuant to SOP 90-7.

     Due to the Reorganization Case, the Company has discontinued accruing interest on its senior debt obligations effective July 29, 2003. Had such interest been accrued for the period from July 29, 2003 through August 31, 2003, interest expense would have been approximately $11,500,000.

4.   JUNIOR SUBORDINATED DEBT SECURITIES, SUBJECT TO COMPROMISE

     Junior subordinated debt securities, subject to compromise and guaranteed preferred beneficial interest in PGS junior subordinated debt securities consists of the following:

                                                         July 28, 2003        August 31, 2003
                                                         -------------        ---------------
                                                         (In thousands of dollars)
   9 5/8% Junior Subordinated Debentures, Due 2039            $     --               $143,750

   9 5/8% Trust Preferred Securities                           142,769                     --

   Accrued Distributions                                        11,452                 11,452
                                                                ------                 ------

                                                              $154,221               $155,202
                                                              ========               ========

     In 1999, PGS Trust I, an indirect wholly-owned subsidiary of the Company, issued 9 5/8% Trust Preferred Securities with a total liquidation value of $143,750,000. The proceeds from this issuance were used to purchase 9 5/8% Junior Subordinated Debentures issued by the Company. Prior to July 29, 2003, such trust preferred securities were reflected in the Company's balance sheet as "Guaranteed preferred beneficial interest in PGS junior subordinated debt securities." The commencement of the Reorganization Case resulted in a dissolution event under the declaration of trust of PGS Trust I. Upon the completion of the winding up of the affairs of PGS Trust I, holders of the 9 5/8% Trust Preferred Securities would become holders of the Company's 9 5/8% Junior Subordinated Debentures. The balance sheet as of August 31, 2003 reflects the anticipated dissolution of PGS Trust I.

     Effective December 31, 2002, the Company indefinitely suspended interest payments on the 9 5/8% Junior Subordinated Debentures. Consequently, preferred distributions of PGS Trust I for the 9 5/8% Trust Preferred Securities were suspended. Accrued and unpaid distributions as of July 28, 2003 were $11,452,000.

     The difference in the balances of the 9 5/8% Trust Preferred Securities and 9 5/8% Junior Subordinated Debentures between July 28, 2003 and August 31, 2003 reflects the write-off of original issue debt discount of $981,000 pursuant to SOP 90-7.

     Due to the Reorganization Case, the Company has discontinued accruing interest on its 9 5/8% Junior Subordinated Debentures effective July 29, 2003. Had such interest been accrued for the period from July 29, 2003 through August 31, 2003 interest would have been approximately $1,268,000.

5.   OTHER LONG-TERM ASSETS

     Other long-term assets of $8,275,000 as of July 28, 2003 consisted of deferred debt issuance costs. Due to the Reorganization Case, such deferred costs are no longer realizable and have been written off pursuant to SOP 90-7.

         6.       RECEIVABLES/PAYABLES FROM/TO SUBSIDIARIES

                  The Company is a holding company with no customers of its own. Its primary business objective is to raise capital from outside parties, and then advance that capital to its subsidiaries to fund their operations. The receivables from subsidiaries represent the amounts advanced from the Company to its subsidiaries. Current receivables from subsidiaries represent recent funding to subsidiaries. Current receivables do not bear interest and are transferred to long-term receivables periodically. The Company earns/incurs interest income/expense by applying the London Interbank Offering Rate plus 2% to the average outstanding long-term receivables/payables from/to its subsidiaries.

               PETROLEUM GEO-SERVICES ASA - CASE NO. 03-14786(BRL)
                              (DEBTOR IN POSSESION)
                           MONTHLY REPORTING SCHEDULE
                   FROM JULY 29, 2003 THROUGH AUGUST 31, 2003
                                    UNAUDITED


                               PAYROLL INFORMATION
--------------------------------------------------------------------------------
(In thousands of dollars)
================================================================================
 Gross wages expensed  (1)  (2)                                         $  259

 Wages paid                                                                119

 Employee taxes withheld                                                   108

 Employer payroll taxes accrued                                             40

================================================================================

(1) Included in selling, operating and general administration in Statement of Operations.

(2) Includes accrual for vacation pay ($22) and compensation to Board of Directors ($10).


                                TAXES PAID
--------------------------------------------------------------------------------

- No taxes were paid during the period.

- Employee withholding taxes and employer payroll taxes are paid every other month. Such taxes for the period from July 29, 2003 to August 31, 2003 were paid on September 15, 2003.


                            INSURANCE PREMIUMS
--------------------------------------------------------------------------------

All insurance premiums, including workers compensation and disability premiums, were paid when due and are fully current.